

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 1, 2007

Mr. D. Mark Leland
Executive Vice President and Chief Financial Officer
El Paso Corporation
1101 Louisiana Street
Houston, Texas 77002

> **Re:**   **El Paso Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
> **and June 30, 2007**
> **Filed May 8, 2007 and August 7, 2007**
> **Response Letters Dated September 13, 2007 and October 2, 2007**
> **File No. 1-14365**

Dear Mr. Leland:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief